                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                          SIRENA APPAREL GROUP, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 82966Q102
                                (CUSIP Number)




   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              ------------------------
CUSIP NO.  82966Q102                  13G                  Page 2 of 9 Pages
-------------------------                              ------------------------


-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BLACK & COMPANY, INC.    93 - 0479581

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /__/
                                                                (b) /__/

-------------------------------------------------------------------------------
  3    SEC USE ONLY



-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

             OREGON

-------------------------------------------------------------------------------
                   5  SOLE VOTING POWER


NUMBER OF SHARES            0
                  -------------------------------------------------------------
  BENEFICIALLY     6  SHARED VOTING POWER
    OWNED BY
                            669,270    (see Item 4)
                  -------------------------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH
                            0
                  -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER


                            669,270    (see Item 4)
-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             669,270    (see Item 4)
-------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             14.4%    (see Item 4)

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

             BD

-------------------------------------------------------------------------------
                              *SEE INSTRUCTIONS

-------------------------                              ------------------------
CUSIP NO.  82966Q102                  13G                  Page 3 of 9 Pages
-------------------------                              ------------------------


-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MAZAMA CAPITAL MANAGEMENT, LLC91-1858217


-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /__/
                                                                (b) /__/

-------------------------------------------------------------------------------
  3    SEC USE ONLY



-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

             OREGON

-------------------------------------------------------------------------------
                   5  SOLE VOTING POWER


NUMBER OF SHARES            0
                  -------------------------------------------------------------
  BENEFICIALLY     6  SHARED VOTING POWER
    OWNED BY
                            669,270 (see Item 4)
                  -------------------------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH
                            0
                  -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER


                            669,270 (see Item 4)
-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             669,270 (see Item 4)
-------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             14.4% (see Item 4)

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

             IA

-------------------------------------------------------------------------------
                              *SEE INSTRUCTIONS

                            Page 4 of 9
Item 1.

      (a)  Name of Issuer:     SIRENA APPAREL GROUP, INC.

      (b)  Address of Issuer's Principal Executive Offices:

                     10333 Vacco St.
                     South El Monte, California  91733

Item 2.

      (a)  Name of Person Filing:   Black & Company, Inc.

      (b)  Address  of  Principal  Business  Office  or, if none,
           Residence:

                    One S.W. Columbia St., Suite 1200
                    Portland, Oregon  97258

      (c)  Citizenship:   State of Oregon

      (d)  Title of Class of Securities:  Common Stock

      (e)  CUSIP Number:  82966Q102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)[X ] Broker or Dealer registered under Section 15 of the Act

      (b)[   ]  Bank as defined in section 3(a)(6) of the Act

      (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act

      (d)[ ] Investment Company registered under section 8 of the Investment Company Act

      (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f)[   ]  Employee  Benefit  Plan,   Pension  Fund  which  is
                subject to the  provisions  of the  Employee  Retirement
                Income Security Act of 1974 or Endowment Fund;
                see Sec 240.13d-1(b)(1)(ii)(F)

      (g)[   ]  Parent   Holding   Company,   in  accordance   with
                Sec 240.13d-1(b)(1)(ii)(G)

      (h)[   ]  Group, in accordance with Sec 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

     (a) Amount Beneficially Owned: Black & Company, Inc. owns 198,820 shares directly, and 470,450 shares indirectly through Mazama Capital Management, LLC, the majority shareholder of which is the current Chairman and beneficial owner of approximately 25% of Black & Company, Inc. Black & Company, Inc. holds a minority interest (less than 5%) in Mazama Capital Management, LLC. Although there is no formal agreement between Mazama Capital Management, LLC, and Black & Company, Inc. to act as a group, this joint filing is being made because from time to time these entities share information with respect to, and may enter into transactions in, the subject securities, coincidentally or otherwise.

     (b) Percent of Class: 14.4% in aggregate, consisting of 4.3% held directly, and 10.1% held indirectly

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:                   0
          (ii) shared power to vote or to direct the vote:              669,270
          (iii) sole power to dispose or to direct the disposition of:     0
          (iv) shared power to dispose or to direct the disposition of: 669,270

Item 5. Ownership of Five Percent or Less of a Class

           N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

          668,800 shares are held in discretionary investment accounts, either by Black & Company, Inc. (198,350 shares or 4.3% of class) or Mazama Capital Management, LLC (470,450 shares or 10.1% of class). None of the beneficial owners of such investment accounts holds in excess of 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          N/A

Item 8. Identification and Classification of Members of the Group

          N/A

Item 9.  Notice of Dissolution of Group

          N/A

Item 10. Certification

          N/A

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 9, 1998

                               BLACK & COMPANY, INC.


                               By:  /s/ Teri Duffy
                                    ------------------------------------------
                                    Teri Duffy, Executive Vice President

Item 1.

      (a)  Name of Issuer:     SIRENA APPAREL GROUP, INC.

      (b)  Address of Issuer's Principal Executive Offices:

                     10333 Vacco St.
                     South El Monte, California  91733

Item 2.

      (a)  Name of Person Filing:    Mazama   Capital   Management, LLC

      (b)  Address  of  Principal  Business  Office  or, if none, Residence:

                    One S.W. Columbia St., Suite 1200
                    Portland, Oregon  97258

      (c)  Citizenship:   State of Oregon

      (d)  Title of Class of Securities:  Common Stock

      (e)  CUSIP Number:  82966Q102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)[  ]   Broker or Dealer registered under Section 15 of the Act

      (b)[  ]   Bank as defined in section 3(a)(6) of the Act

      (c)[  ]   Insurance Company as defined in section 3(a)(19) of the Act

      (d)[  ]   Investment  Company  registered  under section 8 of the
                Investment Company Act

      (e)[ X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f)[  ]   Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee  Retirement  Income  Security Act of
                1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F)

      (g)[  ]   Parent Holding Company, in accordance with Sec 240.13d-1(b)(1)
                (ii)(G)

      (h)[   ]  Group, in accordance with Sec 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

      (a) Amount Beneficially Owned: Mazama Capital Management, LLC owns 470,450 shares directly and 198,820 shares indirectly through Black & Company, Inc. The majority shareholder of Mazama Capital Management is the current Chairman and a beneficial owner of approximately 25% of Black & Company, Inc. Black & Company, Inc. holds a minority interest (less than 5%) in Mazama Capital Management, LLC. Although there is no formal agreement between Mazama Capital Management, LLC, and Black & Company, Inc. to act as a group, this joint filing is being made because from time to time these entities share information with respect to, and may enter into transactions in, the subject securities, coincidentally or otherwise.

      (b) Percent of Class: 14.4% in aggregate, consisting of 10.1% held directly, and 4.3% held indirectly.

      (c)  Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote: 0
           (ii)  shared power to vote or to direct the vote: 669,270
           (iii) sole power to dispose or to direct the disposition of: 0
           (iv)  shared  power to  dispose  or to  direct  the  disposition  of:
                 669,270

Item 5.    Ownership of Five Percent or Less of a Class

           N/A

Item 6.    Ownership  of More Than Five  Percent  on Behalf of Another Person

           668,800 shares are held in discretionary investment accounts, either by Black & Company, Inc. (198,350 shares or 4.3% of class) or Mazama Capital Management, LLC (470,450 shares or 10.1% of class). None of the beneficial owners of such investment accounts holds in excess of 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           N/A

Item 8.    Identification and Classification of Members of the Group

           N/A

Item 9.    Notice of Dissolution of Group

           N/A

Item 10.   Certification

           N/A

                              SIGNATURE

After  reasonable  inquiry  and to the  best  of my  knowledge  and
belief,   I  certify  that  the   information  set  forth  in  this
statement is true, complete and correct.

DATE: February 9, 1998


                               MAZAMA CAPITAL MANAGEMENT, LLC


                               By:  /s/ Brian Alfrey
                                   --------------------------------------------
                                   Brian Alfrey, Vice President,
                                   Administration and Operations